FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca manufacturing investment in Maryland

 24 November 2025

AstraZeneca plans $2 billion manufacturing investment in Maryland, supporting 2,600 jobs and catalysing economic growth

New capacity at AstraZeneca's Frederick and Gaithersburg facilities will accelerate production of cancer, rare and chronic disease medicines

Fourth major US manufacturing investment announced this year, advancing AstraZeneca's historic $50 billion commitment to medicines manufacturing and R&D

AstraZeneca today announces plans to invest $2 billion to expand its long-standing manufacturing footprint in Maryland. This includes a significant expansion of its flagship biologics manufacturing facility in Frederick and construction of a new state-of-the-art facility in Gaithersburg for the development and clinical supply of innovative molecules to be used in clinical trials. The investment will support 2,600 jobs across the two sites in the state including the retention of local roles, construction activity, and the creation of 300 highly skilled jobs.

The Frederick facility currently produces biologics, a type of medication used across AstraZeneca's portfolio of cancer, auto immune, respiratory and rare disease treatments. The planned expansion will nearly double commercial manufacturing capacity, enabling increased supply of existing medicines and, for the first time, production across the Company's rare disease portfolio.  It will create 200 highly skilled jobs and 900 construction roles and is expected to be operational in 2029.

In parallel, AstraZeneca will build a new clinical manufacturing facility to expand its footprint in Gaithersburg.  The facility, which will be fully operational by 2029, will create an additional 100 jobs, retain 400 roles and support a further 1,000 construction-related jobs.

Both the expanded facility in Frederick and the new facility in Gaithersburg will leverage cutting-edge AI, automation and data analytics and be built to the highest environmental standards.

Maryland Governor, Wes Moore, said: "AstraZeneca's commitment to Maryland speaks to our unique, world-class biotech ecosystem.  This landmark investment affirms our reputation as a global leader in life sciences, while strengthening the U.S. medicine supply chain, accelerating the development of life-saving therapies, and creating hundreds of jobs. We are proud to partner with AstraZeneca to grow our economy and build new pathways to work, wages, and wealth for all."

Pascal Soriot, Chief Executive Officer, AstraZeneca, said: "Today marks a landmark moment for Maryland and American patients. As the state's largest biopharmaceutical employer, we are deepening our long-standing commitment to Maryland - supporting 2,600 jobs, catalysing economic growth and bringing our extensive rare disease portfolio onshore for the first time. This investment strengthens the resilience of the US medicines supply chain and accelerates access to transformative therapies for patients across America and around the world."

Today's announcement is part of AstraZeneca's historic $50 billion investment announced in July and follows a series of US commitments over the past six months, including unveiling a new cell therapy manufacturing facility in Rockville, Maryland, a new drug substance manufacturing facility in Virginia and the expansion of the Company's existing manufacturing facility in Coppell, Texas.

The US is AstraZeneca's largest market by sales and is also home to 19 R&D, manufacturing and commercial sites. The Company's US workforce exceeds more than 25,000 people and supports more than 100,000 jobs overall across the country. In 2025, AstraZeneca created approximately $20 billion of overall value to the American economy.

Notes

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 November 2025

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary